EXHIBIT 99.1

Volvo CE initiates LB Smith divestiture

GOTEBORG, Sweden, April 30, 2004 (PRIMEZONE) -- As part of its stated intention to divest the distribution territories and assets which Volvo Construction Equipment acquired from its former dealer, LB Smith, Volvo CE has sold its Florida construction equipment distribution marketing area, with the exception of Tallahassee, to Flagler Construction Equipment LLC, Orlando, Florida, USA.

The appointment of Flagler Construction Equipment as an authorized Volvo CE dealer for the area is effective April 30, 2004. The company will serve its newly acquired market areas from current Florida LB Smith branch facilities in Orlando, Ft. Meyers, Jacksonville, Ft. Lauderdale, and Tampa. Flagler Construction Equipment's purchase of the Florida territory is the first divestment by Volvo CE of its LB Smith North America territories.

Volvo CE purchased the assets associated with the Volvo construction equipment distribution business of LB Smith, Inc., its distributor for a majority of the East Coast, in May 2003. Volvo CE has, since that acquisition, continued the operations of the former dealer at the existing 31 locations under the name LB Smith to ensure that Volvo customers continue to receive the highest possible standards of product support and service. At the time of the acquisition, Volvo CE announced its intention to divest itself of the business over time.

"The sale of the specific Florida LB Smith marketing territory -- one of our most valuable markets -- to Flagler Construction Equipment, is the first divestment by Volvo CE of the LB Smith equipment distribution territories," said Scott Hall, Executive Vice President, Sales and Marketing, Volvo CE. "It is a good example of our intent to find only experienced, financially strong purchasers that have long-term commitments to the continued development of the dealership and its partnership with Volvo CE. Interest in the LB Smith market areas has been strong since our acquisition last year, and we are evaluating each interested party with regard to its commitment to invest in and develop the business consistent with Volvo CE's long-term goals." The process of appointing new dealers for the balance of the LB Smith market territories is on-going.

April 30, 2004

Volvo Construction Equipment is a major international company developing, manufacturing and marketing equipment for construction and related industries. Its products, leaders in many world markets, include a comprehensive range of wheel loaders, hydraulic excavators, articulated haulers, motor graders and compact equipment. Volvo Construction Equipment is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:
Klas Magnusson, Volvo Construction Equipment
+ 32 2482 5065

Beatrice Cardon, Volvo Construction Equipment
+ 32 2482 5021